EXHIBIT 99.1

Valneva Announces Extension of the Interest-Only Period of Its Debt Facility with Deerfield and OrbiMed

  Reimbursements deferred by 18 months to start in January 2026 instead of July 2024

Saint-Herblain (France), March 18, 2024 – Valneva SE (Nasdaq: VALN; Euronext Paris: VLA), a specialty vaccine company, today announced an agreement with funds managed by leading U.S. healthcare investment firms Deerfield Management Company and OrbiMed to extend the interest-only period of its existing loan by eighteen months.

Reimbursements of the first $100 million tranche will now start in January 2026 instead of July 2024. Maturity of this first tranche will remain in the first quarter of 2027. The terms of the second $100 million tranche remain unchanged.

Peter Bühler, Chief Financial Officer of Valneva, said, “We greatly appreciate the continued support from Deerfield and OrbiMed. This extension further strengthens our cash position and contributes to our runway towards expected sustained profitability on the back of a successful commercial launch of the Lyme program.”

The original loan agreement was signed in February 20201. Valneva announced amendments to the terms in January 20212 and upsizing in April 20223 and August 20234.

About Deerfield
Deerfield is an investment management firm committed to advancing healthcare through investment, information and philanthropy. The Firm works across the healthcare ecosystem to connect people, capital, ideas and technology in bold, collaborative and inclusive ways.

About OrbiMed
OrbiMed is a leading healthcare investment firm, with approximately $17 billion in assets under management. OrbiMed invests globally across the healthcare industry, from start-ups to large multinational corporations, through private equity funds, public equity funds, and royalty/credit funds. OrbiMed seeks to be a capital provider of choice, providing tailored financing solutions and global team resources to help build world-class healthcare companies. OrbiMed’s team of over 100 professionals is based in New York City, London, San Francisco, Shanghai, Hong Kong, Mumbai, Herzliya, and other key global markets.

About Valneva SE
We are a specialty vaccine company that develops, manufactures, and commercializes prophylactic vaccines for infectious diseases addressing unmet medical needs. We take a highly specialized and targeted approach, applying our deep expertise across multiple vaccine modalities, focused on providing either first-, best- or only-in-class vaccine solutions.

We have a strong track record, having advanced multiple vaccines from early R&D to approvals, and currently market three proprietary travel vaccines, including the world’s first and only chikungunya vaccine, as well as certain third-party vaccines.

Revenues from our growing commercial business help fuel the continued advancement of our vaccine pipeline. This includes the only Lyme disease vaccine candidate in advanced clinical development, which is partnered with Pfizer, as well as vaccine candidates against the Zika virus and other global public health threats.

Valneva Investor and Media Contacts Laetitia Bachelot-Fontaine VP Global Communications & European Investor Relations M +33 (0)6 4516 7099 laetitia.bachelot-fontaine@valneva.com	Joshua Drumm, Ph.D. VP Global Investor Relations M +001 917 815 4520 joshua.drumm@valneva.com

Forward-Looking Statements
This press release contains certain forward-looking statements relating to the business of Valneva, including with respect to expected cash position, including as a result of other potential business developments, including results of ongoing clinical trials, the timing and possible occurrence of further or initial regulatory approvals of its product candidates, the anticipated size of markets for its approved products and sales of those products, receipt of funding from external sources, supply of products sold by Valneva, and relationships with current business partners. In addition, even if the actual results or development of Valneva are consistent with the forward-looking statements contained in this press release, those results or developments of Valneva may not be indicative of future results. In some cases, you can identify forward-looking statements by words such as "could," "should," "may," "expects," "anticipates," "believes," "intends," "estimates," "aims," "targets," or similar words. These forward-looking statements are based on the current expectations of Valneva as of the date of this press release and are subject to a number of known and unknown risks and uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievement expressed or implied by these forward-looking statements. These risks and uncertainties include those developed or identified in any public documents filed with the French financial markets authority (Autorité des marchés financiers) and the U.S. Securities and Exchange Commission made or to be made by Valneva. In particular, the expectations of Valneva could be affected by, among other things, uncertainties involved in the development and manufacture of vaccines (including in relation to organic or strategic expansion of Valneva’s clinical pipeline), unexpected clinical trial results, unexpected regulatory actions or delays, competition in general, currency fluctuations, the impact of the global and European credit crisis and other global economic or political events, the ability to obtain or maintain patent or other proprietary intellectual property protection, the cancellation of existing contracts, the impact of a pandemic, and changes in the regulatory environment in which Valneva operates. The occurrence of any of these risks and uncertainties could substantially harm Valneva’s business, financial condition, prospects and results of operations. In light of these risks and uncertainties, there can be no assurance that the forward-looking statements made during this presentation will in fact be realized. Valneva is providing the information in this press release as of the date hereof and disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

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